AIS

[redacted]

09045864

RECEIVED
2009 APR 14 P 12:24

SUPPL

April 8, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 038/2009**

  Subject: Notification of the Resolutions of the 2009 Annual General Meeting of Shareholders

  Date: April 8, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

4/14

Summary Translation Letter
To the Stock Exchange of Thailand
April 8, 2009

AIS-CP 038/2009

April 8, 2009

Re: Notification of the Resolutions of the 2009 Annual General Meeting of Shareholders

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolutions of the 2009 Annual General Meeting of Shareholders , held on April 8, 2009 at the Auditorium Room, 9th floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok 10900 as the following matters:

1. Certified the Minutes of the 2008 Annual General Meeting of Shareholders which was held on 10 April 2008.

   The meeting has approved this agenda by simple majority vote as follows:

Approved	2,464,082,491	votes	equivalent to	99.80%,
Disapproved	0	vote	equivalent to	0.00%,
Abstained	4,822,600	votes	equivalent to	0.20%.

   of the total number of shareholders attending and eligible to vote.

2. Approved the balance sheet, statement of income and statement of cash flow for the fiscal year ended December 31, 2008.

   The meeting has approved this agenda by simple majority vote as follows:

Approved	2,457,897,076	votes	equivalent to	99.55%,
Disapproved	1,884,718	votes	equivalent to	0.08%,
Abstained	9,279,500	votes	equivalent to	0.38%.

   of the total number of shareholders attending and eligible to vote.

3. Approved the dividend payment for the Company's 2008 operating results to shareholders at Baht 6.30 per share. As the result of an interim dividend payment of Baht 3.00 per share, which was paid on September 10, 2008, the remaining dividend for second half operating results for 2008 is Baht 3.30 per share.

   The Record Date to determine the right to receive dividend will be on 20 April 2009, and the share registration book closing date will be on 21 April 2009 for gathering shareholders' names under the Section 225 of the Securities and Exchange Act B.E. 2535. The Company will pay a dividend on 4 May 2009.

   The meeting has approved this agenda by simple majority vote as follows:

Approved	2,464,240,894	votes	equivalent to	99.80%,
Disapproved	0	vote	equivalent to	0.00%,
Abstained	4,820,500	votes	equivalent to	0.20%.

   of the total number of shareholders attending and eligible to vote.

4. **Approved for the issuing and offering of debentures as details below:**

4.1 The additional amount of debentures shall not exceed Baht 15,000,000,000 or equivalent in other currencies with condition that the approved amount for issuing and offering of debentures will be valid from the date of the Annual General Meeting (AGM) of the year 2009 until the date of the AGM of the year 2010.

The Company may offer the debentures to public and/or institutional investors and/or specific investors in Thailand (either in whole or in part) and/or outside Thailand in accordance with the relevant notifications of the Office of the Securities and Exchange Commission, the Capital Market Supervisory Board or the relevant rules and regulations and may offere to the existing debenture holders prior to the offering to the general investors in accordance with the relevant notifications of the Office of the Securities and Exchange Commission, the Capital Market Supervisory Board or the relevant rules and regulations, and may offer in the same set or several sets at the same time or several times.

The Company has empowered the Executive Committee or person who is empowered by the Board of Directors and/or the Executive Committee and/or the Authorized Directors of the Company ("Attorney") to be the authorized person to decide and proceed with the issuing and offering debentures (including (without limitation) to structure, determine and specify the type and any details of the debentures, appointment of arranger/underwriter, registrar and/or representative of the debentures holders (if any) and the arrangement for the listing of debentures on the secondary market, to negotiate, prepare, agree, execute and deliver any agreement and other documents with respect to the issuing and offering of the debentures including making decisions and carrying out other acts relating to hedging transactions (whether in whole or in part) in order to protect any risk arising from fluctuation of interest rate and/or currency exchange rate.

4.2 In addition, the shareholders had resolved to cancel the Outstanding Balance of Baht 2,500,000,000 (Baht Two Thousand Five Hundred Million) from the program for issuing and offering debt instruments (including, but not limited to, debentures, short-term debentures and bill of exchange) in the amount of not exceeding Baht 14,000,000,000 (Baht Fourteen Billion), which had approved in the 2008 Annual General Meeting of Shareholders. The Company had issued and offered debentures in the total amount of Baht 11,500,000,000 (Baht Eleven Billion and Five Hundred Million), which Baht 2,500,000,000 (Baht Two Thousand Five Hundred Million) remains outstanding ("the Outstanding Balance).

The meeting has approved this agenda by not less than three-fourths as follows:

Approved	2,396,725,894	votes	equivalent to	97.07%,
Disapproved	0	vote	equivalent to	0.00%,
Abstained	72,335,500	votes	equivalent to	2.93%.

of the total number of shareholders attending and eligible to vote.

5. Approved the addition of the Company's objective Item 49 on Electronics Payment Business, and amendment of the Company's Memorandum of Association Clause 3

The meeting has approved this agenda by not less than three-fourths as follows:

Approved	2,464,665,494	votes	equivalent to	99.79%,
Disapproved	0	vote	equivalent to	0.00%,
Abstained	5,129,800	votes	equivalent to	0.21%.

of the total number of shareholders attending and eligible to vote.

6. Approved the re-appointment of retiring directors as details below:

6.1)Mr. Somprasong Boonyachai Vice-Chairman of the Board of Directors

The meeting has approved this agenda by simple majority vote as follows:

Approved	2,463,135,940	votes	equivalent to	99.73%,
Disapproved	6,657,254	votes	equivalent to	0.27%,
Abstained	2,100	votes	equivalent to	0.00%.

of the total number of shareholders attending and eligible to vote.

6.2)Mr. Aviruth Wongbuddhapitak — Chairman of the Audit Committee and Independent Director

The meeting has approved this agenda by simple majority vote as follows:

Approved	2,462,550,340	votes	equivalent to	99.79%,
Disapproved	5,242,354	votes	equivalent to	0.21%,
Abstained	2,600	votes	equivalent to	0.00%.

of the total number of shareholders attending and eligible to vote.

6.3) Mrs. Tasanee Manorot — Member of the Audit Committee and Independent Director

The meeting has approved this agenda by simple majority vote as follows:

Approved	2,464,594,340	votes	equivalent to	99.79%,
Disapproved	5,242,354	votes	equivalent to	0.21%,
Abstained	3,600	votes	equivalent to	0.00%.

of the total number of shareholders attending and eligible to vote.

6.4) Mr. Allen Lew Yoong Keong — Director and Chairman of the Executive Committee

The meeting has approved this agenda by simple majority vote as follows:

Approved	2,418,603,840	votes	equivalent to	97.93 %,
Disapproved	51,182,654	votes	equivalent to	2.07%,
Abstained	8,800	votes	equivalent to	0.00%.

of the total number of shareholders attending and eligible to vote.

7. Approved the directors' remuneration for the fiscal year 2009 of not exceeding of Baht 13,500,000. Such remuneration consists of monthly retainer fee, meeting allowance and annual allowance.

The meeting has approved this agenda by not less than two-thirds as follows:

Approved	2,434,160,794	votes	equivalent to	98.56 %,
Disapproved	30,779,900	votes	equivalent to	1.25%,
Abstained	4,854,700	votes	equivalent to	0.20%.

of the total number of shareholders attending and eligible to vote.

8. Approved the appointment of the Company's auditors: KPMG Phoomchai Audit Limited and the following four auditors for the year 2009:

- Mr. Supot Singhasaneh — CPA. No. 2826
- Mr. Winid Silamongkol — CPA. No. 3378
- Ms. Somboon Suprsiripinyo — CPA No. 3731
- Mr. Charoen Phosamritlert — CPA. No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of its certified public accountants to conduct the audit. The Audit fee for 2009 of the Company is up to Baht 5,237,000.

The meeting has approved this agenda by simple majority vote as follows:

Approved	2,464,963,394	votes	equivalent to	99.80%,
Disapproved	0	vote	equivalent to	0.00%,
Abstained	4,832,000	votes	equivalent to	0.20%.

of the total number of shareholders attending and eligible to vote.

9. Approved the allotment of 1,150,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 2,009,693,609 shares unallocated shares to be reserved for exercising the right in pursuance of the ESOP warrants due to entering into the terms and conditions of the Prospectus.

   Regarding the dividends payments of the company for 2008, the Company has approved dividends payments in excess of 50% of net profit after income tax in its consolidated financial statements. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

   The Company, therefore, will allot the additional shares to be reserved for the new exercise ratio of ESOP adequately.

   The meeting has approved this agenda by not less than three-fourths as follows:

Approved	2,388,501,542	votes	equivalent to	96.71%,
Disapproved	76,440,253	votes	equivalent to	3.10%,
Abstained	4,854,300	votes	equivalent to	0.20%.

   of the total number of shareholders attending and eligible to vote.